UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

DineEquity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

254423106
(CUSIP Number)

Richard T. McGuire III c/o Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 254423106	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 254423106	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 254423106	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer.

The name of the issuer is DineEquity, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 450 North Brand Boulevard, Glendale, CA, 91203, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management, LLC, a Delaware limited liability company ("Marcato"), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for each of the Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c)
Mr. McGuire is the managing member of Marcato, an investment adviser that serves as general partner of Marcato, L.P. and Marcato II, L.P. and investment manager of Marcato International Master Fund, Ltd.

(d)	Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 254423106	SCHEDULE 13D	Page 8 of 11

Item 4.	Purpose of Transaction.

As of June 22, 2013 each of the reporting persons ceased to be the beneficial owner of more than 5% of the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 66,916 Shares (the "Marcato Shares"), constituting 0.3% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 16,391 Shares, constituting 0.1% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 1,510 Shares, constituting less than 0.1% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 49,015 Shares, constituting 0.3% of the Shares, each based upon 19,352,009 Shares outstanding as of April 26, 2013.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 16,391 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,510 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 49,015 Shares.  Marcato, as the general partner of Marcato, L.P. and Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire's position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

As of June 22, 2013 each of the reporting persons ceased to be the beneficial owner of more than 5% of the Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days (or since the Reporting Persons' most recent report, if shorter) are set forth in Annex A.

Each reporting person disclaims beneficial ownership of the reported securities except to the extent of its direct ownership or pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 254423106	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All options previously reported as owned by the reporting persons have expired by their terms.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

CUSIP No. 254423106	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2013
(Date)

Marcato Capital Management LLC

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 254423106	SCHEDULE 13D	Page 11 of 11

Annex A

Schedule of Transactions in Shares

	Trade		Shares	Unit	Expiration
Fund	Date	Security	Bought (Sold) (1)	Cost (2)	Date
Marcato II LP	05/01/13	Common Stock	(85)	71.24	N/A
Marcato II LP	05/01/13	American Style OTC Put Option	1,116	1.35	06/22/13
Marcato II LP	05/01/13	American Style OTC Call Option	(1,116)	0.13	06/22/13
Marcato II LP	06/03/13	Common Stock	(13)	72.39	N/A
Marcato II LP	06/03/13	American Style OTC Put Option	289	0.20	06/22/13
Marcato II LP	06/03/13	American Style OTC Call Option	(289)	0.05	06/22/13
Marcato II LP	06/17/13	Common Stock	(16)	71.57	N/A
Marcato II LP	06/20/13	Common Stock	(900)	70.06	N/A
Marcato II LP	06/20/13	American Style OTC Call Option	(29)	30.47	06/22/13
Marcato II LP	N/A	American Style OTC Put Option	(33,761)	N/A	06/22/13
Marcato II LP	N/A	American Style OTC Call Option	(33,761)	N/A	06/22/13

Marcato LP	05/01/13	Common Stock	(94)	71.24	N/A
Marcato LP	05/01/13	American Style OTC Put Option	1,063	1.35	06/22/13
Marcato LP	05/01/13	American Style OTC Call Option	(1,063)	0.13	06/22/13
Marcato LP	06/03/13	Common Stock	(340)	72.39	N/A
Marcato LP	06/03/13	American Style OTC Put Option	4,880	0.20	06/22/13
Marcato LP	06/03/13	American Style OTC Call Option	(4,880)	0.05	06/22/13
Marcato LP	06/17/13	Common Stock	(172)	71.57	N/A
Marcato LP	06/20/13	Common Stock	(9,806)	70.06	N/A
Marcato LP	06/20/13	American Style OTC Call Option	(223)	30.47	06/22/13
Marcato LP	N/A	American Style OTC Put Option	(367,406)	N/A	06/22/13
Marcato LP	N/A	American Style OTC Call Option	(367,406)	N/A	06/22/13

Marcato International Master Fund Ltd.	05/01/13	Common Stock	179	71.24	N/A
Marcato International Master Fund Ltd.	05/01/13	American Style OTC Put Option	(2,179)	1.35	06/22/13
Marcato International Master Fund Ltd.	05/01/13	American Style OTC Call Option	2,179	0.13	06/22/13
Marcato International Master Fund Ltd.	06/03/13	Common Stock	353	72.39	N/A
Marcato International Master Fund Ltd.	06/03/13	American Style OTC Put Option	(5,169)	0.20	06/22/13
Marcato International Master Fund Ltd.	06/03/13	American Style OTC Call Option	5,169	0.05	06/22/13
Marcato International Master Fund Ltd.	06/17/13	Common Stock	(514)	71.57	N/A
Marcato International Master Fund Ltd.	06/20/13	Common Stock	(29,319)	70.06	N/A
Marcato International Master Fund Ltd.	06/20/13	American Style OTC Call Option	(748)	30.47	06/22/13
Marcato International Master Fund Ltd.	N/A	American Style OTC Put Option	(1,098,833)	N/A	06/22/13
Marcato International Master Fund Ltd.	N/A	American Style OTC Call Option	(1,098,833)	N/A	06/22/13

1	Represented in common shares equivalent.
2	With respect to options represents costs per underlying share.